Mail Stop 4561

December 20, 2007

Richard W. Pehlke
1551 North Tustin Avenue, Suite 300
Santa Ana, CA 92705

> **Re:** **Grubb & Ellis Company**
> **Form 8-K**
> **Filed December 14, 2007**
> **File No. 001-08122**

Dear Mr. Pehlke:

      We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 4.01 Form 8-K</u>

1.   We note the disclosure of a material weakness in NNN Realty Advisors, Inc, a wholly owned subsidiary, internal controls. Tell us whether or not you intend to restate any prior period for any adjustment resulting from such weaknesses; and if not, why not. Tell us in detail the steps you plan to take and procedures you plan to implement to correct the material weakness.

2.   Please provide us with a schedule of NNN Realty Advisors, Inc fiscal year end fourth quarter adjustments (for both 2006 and 2007) to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us why none of the adjustments relate to any prior

period. Explain in detail why you believe the timing of each adjustment is appropriate.

3. Provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

4. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Richard W. Pehlke
Grubb & Ellis Company
December 20, 2007
Page 3

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

   You may contact the undersigned at (202) 551-3472 if you have questions.

        Sincerely,

        Yolanda Crittendon
        Staff Accountant